Exhibit 99.2

PRESS RELEASE WWW.CONTINENTALENERGY.COM OTC-BB: CPPXF

Source: Continental Energy Corporation

CONTINENTAL ENERGY NAMES NEW PRESIDENT & COO

JAKARTA – May 21, 2009 - Continental Energy Corporation (OTCBB:CPPXF) today announced that Andrew T.Eriksson has been named President and COO of the Company.

Mr.Eriksson has been employed by the Company in its Jakarta office since 2003 and will continue to act as the Company’s exploration manager. He holds a B.S. degree in geology from San Francisco State University and a Masters degree from Oregon State University.

Mr.Eriksson replaces Richard L. McAdoo as President although Mr.McAdoo will remain as Chairman and CEO. Mr. McAdoo, said of the appointment: "Drew has shouldered more and more of the management duties of the Company and his appointment as the President and COO is in recognition of his valuable service in this regard. He will play a lead role in identifying and developing new acquisition and growth opportunities in SE Asia."

On behalf of the Company,
Richard L. McAdoo
Chairman & CEO

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Chip Langston at 214-800-5135, Suite 200 One Energy Square, 4925 Greenville Ave, Dallas, Texas, 75260